Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL ANNOUNCES LAUNCH OF PROPOSED PUBLIC OFFERING OF ORDINARY SHARES

Tel Aviv, Israel, June 25, 2019, Elbit Imaging Ltd. (TASE, UTC UC: EMITF) (“Elbit” or the “Company”) announced today that on June 24, 2019, Gamida Cell Ltd. (Nasdaq: GMDA) (“Gamida”), an indirect shareholding of the Company announced the launch of a proposed follow-on public offering of approximately $30.0 million of its ordinary shares (approximately 4.04 million shares). In addition, Gamida Cell expects to grant the underwriters a 30-day option to purchase up to $4.5 million of additional ordinary shares (up to 606,000 shares) at the public offering price, less underwriting discounts and commissions.

RBC Capital Markets and JMP Securities are acting as joint book-running managers for this offering. Oppenheimer & Co. is acting as lead manager for this offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This offering will be made only by means of a prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company holds approximately 62% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTCM) (approximately 40% on a fully diluted basis) which, in turn, holds approximately 2.7 million shares in Gamida, representing approximately 11% of Gamida’s outstanding share capital (approximately 8% on a fully diluted basis).

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the timing and size of the offering described herein, and its expectations with respect to granting the underwriters a 30-day option to purchase additional ordinary shares. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those that are described in the Risk Factors section of Gamida’s preliminary prospectus for such offering filed with the SEC on June 24, 2019, and other filings that Gamida makes with the SEC from time to time (which are available at http://www.sec.gov), which could cause the events and circumstances discussed in such forward-looking statements not occur on the terms described or at all. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Gamida undertakes no obligation to update any such forward-looking statements after the date hereof, except as required by law.

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida’s products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through NiCord, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida’s products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com